				Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest	$74,141	$85,418	$92,216	$85,729	$94,310
Interest applicable to rentals	5,595	4,585	4,833	7,074	12,099

Total fixed charges, as defined	$79,736	$90,003	$97,049	$92,803	$106,409

Preferred distributions, as defined (a)	-	-	10,906	10,998	10,067

Combined fixed charges and preferred distributions, as defined	$79,736	$90,003	$107,955	$103,801	$116,476

Earnings as defined:
Net Income	$127,495	$128,082	$137,618	$143,337	$157,543
Add:
Provision for income taxes:
Total Taxes	79,475	96,819	78,338	83,494	70,648
Fixed charges as above	79,736	90,003	97,049	92,803	106,409

Total earnings, as defined	$286,706	$314,904	$313,005	$319,634	$334,600

Ratio of earnings to fixed charges, as defined	3.60	3.50	3.23	3.44	3.14

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	3.60	3.50	2.90	3.08	2.87

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.